As filed with the Securities and Exchange Commission on July 20, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Saba Capital Income & Opportunities Fund

(Name of Issuer)

Saba Capital Income & Opportunities Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

78518H103

(CUSIP Number of Class of Securities)

Michael D’Angelo

Saba Capital Income & Opportunities Fund

405 Lexington Avenue, 58th Floor

New York, New York 10174

(212) 542-4644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

  John J. Mahon, Esq.

F. Xavier Kowalski, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$178,623,166.26 (a)	$19,487.79 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 36,453,707 common shares in the offer (30% of the issued and outstanding common shares as of June 15, 2021) based upon a price of $4.90 (99% of the net asset value per share on June 15, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $19,487.79	Filing Party: Saba Capital Income & Opportunities Fund

Form or Registration No.: SC-TO-I (005-39691)	Date Filed: June 21, 2021

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on June 21, 2021 (the “Schedule TO”) by Saba Capital Income & Opportunities Fund, a Massachusetts business trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to repurchase 30% of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), in exchange for cash at a price equal to 99% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the day the Offer expired, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2021 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”).

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii)	Press release issued on July 20, 2021*

*	Filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Saba Capital Income & Opportunities Fund

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Secretary

	Dated:	July 20, 2021

Exhibit Index

(a)(5)(ii)	Press release issued on July 20, 2021.